Exhibit 99.1

Itaú Corpbanca Files Material Event Notice Announcing the Acquisition of Shares of Itaú Corpbanca Colombia from CorpGroup

SANTIAGO, Chile, Feb. 22, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) today announced that it filed a Material Event Notice with the Chilean Commission for the Financial Market reporting the completion of its previously announced acquisition of shares of Itaú Corpbanca Colombia from CG Financial Colombia S.A.S., Corp Group Banking S.A. and CorpGroup Interhold Ltda. for aggregate consideration of approximately US$414 million. As a result of the transactions, Itaú Corpbanca owns directly and indirectly approximately 99.46% of the equity of Itaú Corpbanca Colombia. The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl